UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-38764

APTORUM GROUP LIMITED

17 Hanover Square

London W1S 1BN, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

  On December 10, 2024, Aptorum Group Limited (the “Company”) held its 2024 annual meeting of shareholders (the “Annual Meeting”). At the Annual Meeting, the Company’s shareholders voted on two proposals. At the beginning of the Annual Meeting, 3,385,996 Class A Ordinary Shares and 162,394,549 Class B Shares, which represents 60.36% and 88.49%, respectively of the voting power of the shares entitled to vote at the Annual Meeting, were represented by proxy, which constituted a quorum for the transaction of business.

We are filing this Current Report on Form 8-K to disclose the voting results from the Annual Meeting. The following proposals were voted on:

1.	To re-elect the Class III director to the Company’s board of directors (the “Board”).

Name	For	Against	Abstain/Withheld
Mr. Ian Huen	161,100,376	45,471	314

2.	To approve, ratify and confirm the re-appointment of Marcum Asia CPAs LLP as the Company’s independent auditors for the year ending December 31, 2024, and to authorize the Board of Directors to fix their remuneration.

For	Against	Abstain
162,334,783	59,343	423

There were 1,248,442 and 0 broker non-votes for Proposal 1 and Proposal 2, respectively.

The information in this Form 6-K shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

This Form 6-K is hereby incorporated by reference into the registration statements of the Company on Form S-8 (Registration Number 333-232591) and Form F-3 (Registration Number 333-268873) and into each prospectus outstanding under the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aptorum Group Limited

Date: December 10, 2024	By:	/s/ Ian Huen
Name: Ian Huen
Title: CEO